Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following handout was first distributed by CTWS on May 11, 2018.

Connecticut Water Company and its operating utilities, Avon Water Company and Heritage Village Water Company, serve 104,000 customers or 360,000 people in 59 communities.

Connecticut Water has a long standing record of excellence in customer service and regulatory compliance which is fundamental to our brand and our operations as water providers.

The merger with the SJW Group provides the unique benefit of maintaining a strong local presence while becoming part of a larger multi-state organization which brings additional size, financial strength and resources to benefit all of our customers and communities.

The experienced leadership teams and employees will leverage their skills and proven record to honor commitments to customers and communities, protect the environment, and invest in water systems.

Under the merger, those utilities will continue to be supported locally by the trusted team of passionate, dedicated employees and leaders with their extensive certifications, operating experience and local knowledge. There will be a New England Region Headquarters in Connecticut with a president, leadership team and decision makers who will be available to customers, communities, state and local officials and regulatory agency staff.

The Company has proudly made a number of commitments in our regulatory filing to demonstrate how under the merger with the SJW Group we will maintain our focus on environmental stewardship with qualified local water professionals continuing to serve our customers and communities with safe, reliable water service.

✓	The utility subsidiaries will keep their company names, supported locally by the existing team of passionate, dedicated employees and leaders;

✓	There will be no employee layoffs or job cuts as a result of the merger;

✓	Annual customer satisfaction and public opinion leader surveys by independent consultant will be conducted and results reported to the Authority;

✓	Current customer rates will be maintained upon closing of the merger;

✓	Remain subject to oversight by PURA for rates and quality of service;

✓	Annual capital budgets for investments in water quality and service in the communities across our operations will be maintained with at least comparable level of investments to the prior 3-year average;

✓	Pace of infrastructure replacement under WICA will be maintained with goal to replace 1% of pipe per year;

✓	Community liaisons and outreach efforts in all service towns with at least annual face to face meetings with each town CEO;

✓	Participation and financial support for community organizations and events at least at same level as prior to merger;

✓	Funding for H2O customer assistance program at the same or higher levels than past 3 years;

✓	Continue to be industry leaders on water conservation initiatives with annual budget for customer oriented conservation programs;

✓	Continue responsible water resource management programs and not use Connecticut sources or supplies for the out of state sister companies under the merger;

✓	Corporate Responsibility Committee will continue to drive efforts to reduce environmental footprint and implement sustainable business practices with annual reporting to the Board of Directors; and

✓	Employees will remain active in state environmental organizations and participating in activities of Water Planning Council, WUCCs and other workgroups or committees to further state water supply and resource policies and planning in the state.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.

Visit www.sjw-ctws.com for more information on the benefits of the merger.

CONNECTICUT WATER CONTACT:	SHAREHOLDER CONTACT:

Daniel J. Meaney, APR	Morrow Sodali
Director, Corporate Communications	CTWS@morrowsodali.com
dmeaney@ctwater.com	800.662.5200
860.664.6016